[redacted]

05042612

SECU SSION

Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED AUG 1 2005 WASH, D.C. 190

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Money Consultants Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7435 Watson Road, Suite 202A

(No. and Street)

St. Louis, MO 63119

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. Eileen Dorsey 314-963-9813

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

SEP 08 2005

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian G. Toennies & Associates, P.C.

(Name – *if individual, state last, first, middle name*)

9730 East Watson, St. Louis, MO 63126

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [XX] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, M. Eileen Dorsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Money Consultants Services, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

STACY CABANAS NOTARY SEAL NOTARY PUBLIC STATE OF MISSOURI

STACY CABANAS
NOTARY PUBLIC - STATE OF MISSOURI
ST LOUIS COUNTY
MY COMMISSION EXPIRES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phone (314) 842-0477
Toll Free: (877) 842-0477
Fax (314) 842-0478
Illinois Home Office (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

10 yrs Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

RECEIVED
AUG 1 2 2005
PROCESSING SECTION
WASH. D.C.
190

August 5, 2005

National Association of Securities Dealers, Inc.
Members Regulation Programs/Systems Support
9509 Key West Ave., 4th Floor
Rockville, MD 20850
Attn: Eleanor M Sabalbaro

Dear Ms Sabalbaro:

We have audited the balance sheet of Money Consultants Services, Inc. as of June 30, 2005 and the related statement of income and retained, and cash flows for the year then ended.

In connection with the annual audited report:

1. We are independent certified public accountants with respect to Money Consultants Services, Inc.

   Our examination was made in accordance with auditing standards generally accepted in the United States of America, and , accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

2. Nothing came to our attention as a result of the foregoing procedures that Caused us to believe that:

   a. The annual audited report is not in conformity with generally accepted Accounting principles applied on a consistent basis, and
   b. Any material inadequacies exist.

The intent of this letter is to confirm that we are aware of no material inadequacies which exist in the June 30, 2005 financial statements of Money Consultants Services, Inc.

Sincerely,

Brian Toennies

Brian Toennies, CPA

Cc: SEC
Principal Office
450 5th Street NW
Washington, DC 20549

MONEY CONSULTANTS SERVICES, INC.

FINANCIAL STATEMENTS

JUNE 30, 2005

CONTENTS

	Page
Report of Certified Public Accountants'	1
Financial Statements:	
Balance Sheet	2
Statement of Income and Retained Earnings	3
Statement of Cash Flow	4
Notes to Financial Statements	5
Supplementary Information:	
Statement of Changes in Shareholders' Equity	6
Computation of Net Capital	7
Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report	8

Phone (314) 842-0477
Toll Free: (877) 842-0477
Fax (314) 842-0478
Illinois Home Office (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

The Board of Directors
Money Consultants Services, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Money Consultants Services, Inc. as of June 30, 2005, and the related statements of income and retained earnings, and cash flow, for the year then ended, and the accompanying supplementary information, which is presented only for supplementary analysis purposes. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United Sates of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all materials respects, the financial position of Money Consultants Services, Inc. as of June 30, 2005, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Brian Toennies + Associates

August 5, 2005

MONEY CONSULTANTS SERVICES, INC.
BALANCE SHEET
June 30, 2005

ASSETS

Currents Assets:

Cash	$10,002
Accounts Receivable	618
Total Assets	$10,620

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Commission and Accounts Payable	$618
Total Liabilities	618

Shareholders' Equity

Common Stock- $1 par value; 25,000 shares Authorized with 10,000 shares issued and outstanding	10,000
Additional paid-in-capital	22
Retained Earnings	(20)
Total Shareholders' Equity	10,002
Total Liabilities and Shareholders' Equity	$10,620

The accompanying notes are an integral part of the financial statements.

MONEY CONSULTANTS SERVICES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
For the Year Ended June 30, 2005

Income:	
Commission Earned	$149,837
Expenses:	
Audit Expense	651
Office Services	450
Commissions Paid	147,577
Regulatory Fees	799
Telephone Expense	360
Total Expenses	149,837
Net Income	0
Retained Earnings- Beginning of Year	(20)
Retained Earnings- End of Year	$(20)

The accompanying notes are an integral part of the financial statements.

MONEY CONSULTANTS SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2005

Cash Flows Provided (Used) by Operating Activities:	
Net Income	$0
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:	
(Increase) Decrease in Accounts Receivable	2,670
Increase (Decrease) in Accounts Payable	(2,670)
Net Increase (Decrease) in Cash	0
Cash and Cash Equivalents at Beginning of Year	10,002
Cash and Cash Equivalents at End of Year	$10,002

Supplemental Disclosures of Cash Flow Information:	
Cash Paid for Income Taxes	$0
Cash Paid for Interest	$0

The accompanying notes are an integral part of the financial statements.

MONEY CONSULTANTS SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2005

Note 1-Summary of Significant Accounting Policies.

a) Company's Activities
The Company is an NASD registered broker/dealer in St. Louis Missouri that offers a variety of financial products to its clients. Then Company's primary products are mutual funds and insurance contracts.

b) Method of Accounting
The financial statements are prepared using the accrual basis of accounting.

c) Allowance for Doubtful Accounts
The Company uses the direct write-off method for recognition of bad debts. No allowance for doubtful accounts is believed necessary.

d) Cash and Cash Equivalents
For purpose of the statement of cash flows, cash and cash equivalents consist of cash and money market funds.

e) Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax liability represents the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. There are currently no current or deferred taxes due.

f) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g) Supplementary Information
The attached supplementary information is a part of these audited financial statements. No material inadequacies were found to exist in these financial statements or supplementary information.

MONEY CONSULTANTS SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
June 30, 2005

Balance, Beginning of Period	$10,002
Net Income (Loss)	0
Balance, End of Period	$10,002

The accompanying notes are an integral part of the financial statements.

MONEY CONSULTANTS SERVICES, INC.
COMPUTATION OF NET CAPITAL
June 30, 2005

Total Ownership Equity from Statement of Financial Condition	$10,002
Deductions:	0
Haircuts on Securities:	0
Net Capital	$10,002

The accompanying notes are an integral part of the financial statements.

MONEY CONSULTANTS SERVICES, INC.
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL
AND THE UNAUDITED FOCUS REPORT
June 30, 2005

Total Ownership Equity from Statement of Financial Condition-Unaudited	$10,002
Adjustments:	
None	-
Total Ownership Equity from Statement Of Financial Condition-Audited	10,002
Minimum Net Capital Dollar Requirement	5,000
Excess Net Capital	$5,002

Note: No material inadequacies were found to exist

The accompanying notes are an integral part of the financial statements.